CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2017 and 2016
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited – stated in thousands of United States Dollars)

As at	Note	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$279,715	$234,898
Accounts receivable	8	5,244	7,481
Inventories	9	36,365	40,926
Prepaid expenses and other current assets		5,029	6,581
		326,353	289,886
Non-current assets
Other long-term assets		6,336	6,187
Restricted cash		21,129	20,042
Mining interests and plant and equipment	10	1,007,843	976,044
Deferred tax assets		5,370	6,535
		$1,367,031	$1,298,694

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$69,801	$72,076
Convertible debentures	12	86,897	84,961
Finance leases		12,210	12,877
Income taxes payable		9,440	3,747
Deferred premium on flow through shares		2,560	2,943
Provisions		20,414	20,975
		201,322	197,579
Non-current liabilities
Share based liabilities	11	1,251	436
Provisions		43,117	40,994
Finance leases		14,120	15,157
Deferred tax liabilities		150,011	138,614
		409,821	392,780
Shareholders' equity
Share capital		918,257	900,389
Equity portion of convertible debentures		15,674	15,674
Reserves		(1,293)	(21,588)
Retained earnings		24,572	11,439
		957,210	905,914
		$1,367,031	$1,298,694
Subsequent events – note 17

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months ended March 31, 2017 and 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts)

Three months ended March 31,	Note	2017	2016*
Revenue		$168,528	$79,926
Production costs	5	(80,609)	(42,715)
Royalty expense		(4,667)	(3,154)
Depletion and depreciation		(35,459)	(10,707)
Earnings from mine operations		47,793	23,350
Expenses
General and administrative	6	(5,565)	(1,578)
Transaction costs		(378)	(1,511)
Exploration and evaluation		(9,301)	(1,879)
Care and maintenance		(5,075)	(20)
Earnings from operations		27,474	18,362
Other income (loss), net		210	(1,303)
Finance items
Finance income	7	572	151
Finance costs	7	(3,299)	(2,711)
Net earnings before taxes		24,957	14,499
Current income tax expense		(5,645)	(894)
Deferred tax expense		(6,179)	(4,490)
Net earnings		13,133	$9,115
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Unrealized loss on available for sale investments, net of tax		5	60
Exchange differences on translation of foreign operations		32,587	25,516
Comprehensive income		$45,725	$34,691

Basic earnings per share	13(b(iii))	$0.06	$0.09
Diluted earnings per share	13(b(iii))	$0.06	$0.08
Weighted average number of common shares outstanding (in 000's)
Basic	13(b(iii))	204,468	105,281
Diluted	13(b(iii))	207,591	108,751

*Restated – Note 2

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited - stated in thousands of United States Dollars)

Three months ended March 31,	Note	2017	2016
Operating activities
Net earnings		$13,133	$9,115
Depletion and depreciation		35,459	10,707
Share based payment expense	13(b(ii))	1,401	250
Other (income) loss, net		(210)	1,303
Finance items, net		2,727	2,561
Income tax expense		11,824	5,384
Change in non-cash working capital	14	4,272	2,211
Net cash provided by operating activities		68,606	31,531
Investing activities
Additions to mining interests		(23,440)	(12,177)
Additions to property, plant and equipment		(8,000)	(1,172)
Cash and cash equivalents received on business combinations		-	7,781
Transfer from restricted cash, net		-	(135)
Proceeds on disposition of equipment		347	-
Net cash used in investing activities		(31,093)	(5,703)
Financing activities
Net proceeds from exercise of stock options		5,023	3,094
Interest received (paid), net		197	(258)
Payment of finance lease obligations		(3,771)	(1,471)
Buy back of convertible debentures		-	(376)
Net cash provided by financing activities		1,449	989
Impact of foreign exchange on cash balances		5,855	6,090
Change in cash and cash equivalent during the period		44,817	32,907
Cash and cash equivalents, beginning of period		234,898	67,718
Cash and cash equivalents, end of period		$279,715	$100,625

Supplementary cash flow information – Note 14

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited – stated in thousands of United States Dollars, except share information)

		Share Capital			Reserves				Shareholders'
								(Accumulated	Equity
				Equity portion				Deficit)/
				of convertible	Share based	Foreign currency	Investment	Retained
	Note	Shares (000s)	Amount	debentures	payments	translation reserve	revaluation reserve	earnings
Balance at December 31, 2015		170,433	$288,556	$15,674	$25,215	($72,912)	$-	($30,668)	$225,865
Acquisition of St Andrew Goldfields	4(b)	70,249	112,706	-	2,069	-	-	-	114,775
Exercise of share options, including transfer from reserves		1,196	4,377	-	(1,344)	-	-	-	3,033
Share based payments expense	13(b(ii))	-	-	-	250	-	-	-	250
Foreign currency translation		-	-	-	-	25,516	-	-	25,516
Other comprehensive income		-	-	-	-	-	60	-	60
Net earnings		-	-	-	-	-	-	9,115	9,115
Balance at March 31, 2016		241,878	$405,639	$15,674	$26,190	($47,396)	$60	($21,553)	$378,614
Flow through share issuance, net of issue costs		2,205	9,405	-	-	-	-	-	9,405
Exercise of share options, including transfer from reserves		3,294	3,763	-	(1,177)	-	-	-	2,586
Share based payments expense	13(b(ii))	-	-	-	1,069	-	-	-	1,069
Acquisition of Newmarket Gold, net of share issue costs of $162	4(a)	178,492	477,878	-	24,062	-	-	-	501,940
Consolidation of shares	4(a)	(223,581)	-	-	-	-	-	-	-
Flow through share issuance, net of issue costs		692	3,389	-	-	-	-	-	3,389
Exercise of share options and other equity based instruments, including transfer from reserves of $148		53	315	-	(148)	-	-	-	167
Foreign currency translation		-	-	-	-	(24,529)	-	-	(24,529)
Other comprehensive income		-	-	-	-	-	281	-	281
Net earnings		-	-	-	-	-	-	32,992	32,992
Balance at December 31, 2016		203,033	$900,389	$15,674	$49,996	($71,925)	$341	$11,439	$905,914
Exercise of share options and preferred share units, including transfer from reserves		3,186	17,868	-	(12,844)	-	-	-	5,024
Share based payments expense	13(b(ii))	-	-	-	547	-	-	-	547
Foreign currency translation		-	-	-	-	32,587	-	-	32,587
Other comprehensive income		-	-	-	-	-	5	-	5
Net earnings		-	-	-	-	-	-	13,133	13,133
Balance at March 31, 2017		206,219	$918,257	$15,674	$37,699	($39,338)	$346	$24,572	$957,210

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

1.	DESCRIPTION OF BUSINES AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the OTCQX Market. The Company’s head office, principal address and record office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake”), at the time a publicly listed company which owned and operated two mining complexes in Kirkland Lake, Ontario as well as several exploration properties in the province of Ontario, completed a Plan of Arrangement (the “Arrangement” – note 4(a)) with Newmarket Gold Inc. (“Newmarket”), a publicly listed company which owned and operated several mines as well as various exploration properties in Australia. Under the Plan of Arrangement all existing Old Kirkland Lake common shares were exchanged into Newmarket common shares at a ratio of 1:2.1053. Old Kirkland Lake became a wholly-owned subsidiary of Newmarket, which was then renamed “Kirkland Lake Gold Ltd.” At the same time the Company completed a consolidation of the combined common shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share.

On January 26, 2016, Old Kirkland Lake acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (” St Andrew”). St Andrew was a Canadian based gold mining and exploration company with an extensive land package in the Timmins mining district in Ontario and operated the Holt, Holloway and Taylor mines, together referred to as the Holt Complex.

2.	BASIS OF PREPARATION

Statement of Compliance

The condensed consolidated interim financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2016, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the 2016 annual consolidated financial statements and the notes thereto. The condensed consolidated interim financial statements were approved by the Board of Directors of the Company on May 3, 2017.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2016 annual consolidated financial statements.

The November 30, 2016 Arrangement with Newmarket is considered a business combination under IFRS with Old Kirkland Lake being the acquirer for accounting purposes (note 4(a)). As such the comparative information in these financial statements is the Old Kirkland Lake comparative information, with the results of operations of Newmarket consolidated from November 30, 2016 (the “acquisition date”).

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Change in Reporting Currency

During 2016, the Company retrospectively changed its reporting currency from Canadian dollars (“CAD”) to United States dollars (“USD”) with effect from the year ended December 31, 2016 as disclosed in note 2 of the annual consolidated financial statements.

The March 31, 2016 comparative information in the condensed consolidated interim statements of operations and comprehensive income, condensed consolidated interim statements of changes in equity and condensed consolidated interim statement of cash flows have been restated to reflect the change in reporting currency.

The functional currencies of the Company’s various subsidiaries remain unchanged from the consolidated financial statements as at and for the year ended December 31, 2016.

3.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 7, Statement of Cash Flows

The IASB issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

Accounting Standards Issued But Not Yet Adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted any of these standards or amendments in these condensed consolidated interim financial statements.

The Company does not have any updates to information provided in the last annual consolidated financial statements about the standards issued but not yet effective that may have a significant impact on the Company’s condensed consolidated interim financial statements.

4.	BUSINESS COMBINATIONS

a)	Acquisition of Newmarket Gold Inc.

The acquisition of Newmarket was completed on November 30, 2016 (the “closing date”). On closing of the Arrangement, the Company had 202,289,193 post-consolidation common shares issued and outstanding with approximately 58% of the common shares being held by former shareholders of Old Kirkland Lake and approximately 42% by former shareholders of Newmarket. In addition, the Company assumed all outstanding stock options, performance share units and phantom share units of Newmarket.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

The Company has determined that the acquisition of Newmarket was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for it in accordance with this standard using the acquisition method with Old Kirkland Lake as the acquirer. Although the previous Newmarket legal entity remains the top public entity in the corporate structure, Old Kirkland Lake was determined to be the acquirer, through completion of a reverse acquisition, as its shareholders retain majority control post-Arrangement, the composition of the Board reflects a majority of pre-Arrangement Old Kirkland Lake Board members, and Old Kirkland Lake has retained key management functions of the combined business. The acquisition of Newmarket expands and diversifies the Company’s production profile through the addition of producing mines in Australia. The Company incurred transaction costs of $15,843 ($378 in the three months ended March 31, 2017, and $15,465 in the year ended December 31, 2016) related to the Arrangement. Transaction costs are expensed in accordance with IFRS 3, Business Combinations. The Company also incurred $162 of share issue costs which were netted against share capital.

In the accounting for the reverse acquisition, the consideration is determined by reference to the fair value of the number of shares the legal subsidiary, being Old Kirkland Lake, would have issued to the legal parent entity, being the Company, to obtain the same ownership interest in the combined entity. As a result, the consideration is measured at the value of 84,784,000 shares on a post-consolidation basis that would have been issued by Old Kirkland Lake.

The following table summarizes the fair value of the consideration paid and the preliminary estimates of the fair values of identified assets acquired and liabilities assumed from Newmarket. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired and deferred taxes within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these financial statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Purchase Price
Common shares issued	$478,040
Options and performance share units assumed	24,062
$502,102

Net Assets Acquired
Assets
Cash and cash equivalents	$68,286
Current assets, excluding cash and cash equivalents	41,542
Mining interests and plant and equipment	549,575
Restricted cash	19,369
Available for sale investments	5,425

Liabilities
Accounts payable and accrued liabilities	$29,379
Environmental rehabilitation and other provisions	42,560
Finance lease obligations	5,074
Deferred income tax liabilities	105,082
$502,102

b)	Acquisition of St. Andrew Goldfields

On January 26, 2016, Old Kirkland Lake completed the acquisition of St Andrew, a previously TSX listed company, and acquired all of the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement (the “Acquisition”).

The acquisition of St Andrew was accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations with Old Kirkland Lake as the acquirer. The Company incurred $2,281 of transaction costs related to the acquisition ($1,511 in the three months ended March 31, 2016). The condensed consolidated statement of comprehensive income includes the results of St Andrew from January 26, 2016, the date of acquisition. The business acquisition accounting was finalized in Q4 2016 as disclosed in Note 6(b) of the annual consolidated financial statements.

5.	PRODUCTION COSTS

Three months ended March 31,	2017	2016
Operating costs	$80,366	$42,665
Share based payment expense note 13(b(ii))	243	50
Production costs	$80,609	$42,715

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

6.	GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three months ended March 31, 2017 and 2016 include the following:

Three months ended March 31,	2017	2016
General and administrative costs	$4,407	$1,379
Share based payment expense note 13(b(ii))	1,158	199
General and Administrative	$5,565	$1,578

7.	FINANCE ITEMS

Finance income and expense for the three months ended March 31, 2017 and 2016 includes the following:

Three months ended March 31,	2017	2016
Interest income on bank deposits	$572	$151
Finance income	$572	$151
Convertible debentures - interest expense and unwinding of discount	$2,649	$2,475
Interest on finance leases and other loans	341	117
Finance fees and bank charges	34	55
Unwinding of discount on rehabilitation provision	275	64
Finance expense	$3,299	$2,711

8.	ACCOUNTS RECEIVABLE

As at	March 31, 2017	December 31, 2016
Trade receivables	$1,133	$874
Sales tax and other statutory receivables	3,467	5,765
Other receivables	644	842
	$5,244	$7,481

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at March 31, 2017 are past due.

Trade receivables represent value of gold doré sold as at period end for which the money is not yet received; gold sales are generally settled within 1-2 weeks after delivery to the refinery, as such there are no doubtful accounts. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counter party, with the concentration of the credit risk limited due to the nature of the counterparties involved.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

9.	INVENTORIES

As at	March 31, 2017	December 31, 2016
Gold doré	$535	$1,265
Gold in circuit	10,717	16,010
Ore stockpiles	7,173	5,581
Supplies and consumables	17,940	18,070
	$36,365	$40,926

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense in the three months ended March 31, 2017 and 2016, respectively, is $80,609 and $42,715 (note 5). There were no write downs or reversals of write downs of inventory to net realizable value during the three months ended March 31, 2017 and 2016.

Metal inventory at March 31, 2017 and December 31, 2016 includes, respectively, a $Nil and $2,353 acquisition date fair value adjustment for the acquired Newmarket metal inventory (note 4(a)). $2,353 of the fair value adjustment at date of acquisition (November 30, 2016) has been recognized as an expense during the three months ended March 31, 2017 as the inventory was sold.

10.	MINING INTERESTS AND PLANT AND EQUIPMENT

		Non	Total Mining	Plant and
Three months ended March 31, 2017	Depletable	depletable	Interest	equipment	Total
Cost
At January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	23,440	-	23,440	10,148	33,588
Construction in progress, net of transfers to plant and equipment	-	-	-	(585)	(585)
Change in environmental closure assets (estimate and discount rate)	325	-	325	-	325
Disposals	-	-	-	(3,576)	(3,576)
Foreign currency translation	23,991	5,942	29,933	7,899	37,832
Cost at March 31, 2017	$740,186	$141,776	$881,962	$312,811	$1,194,773
Accumulated depreciation and depletion
At January 1, 2017	$95,410	$-	$95,410	$55,735	$151,145
Depreciation	-	-	-	10,119	10,119
Depletion	26,537	-	26,537	-	26,537
Disposals	-	-	-	(2,822)	(2,822)
Foreign currency translation	1,343	-	1,343	608	1,951
Accumulated depreciation and depletion at March 31, 2017	$123,290	$-	$123,290	$63,640	$186,930
Carrying value at March 31, 2017	$616,896	$141,776	$758,672	$249,171	$1,007,843

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

			Total Mining	Plant and
Year ended December 31, 2016	Depletable	Non depletable	Interest	equipment	Total
Cost
At January 1, 2016	$198,162	$41,530	$239,692	$121,325	$361,017
Additions, including transfer from construction in progress	58,007	216	58,223	27,587	85,810
Construction in progress, net of transfers to plant and equipment	-	-	-	3,748	3,748
Buyback of royalty	30,669	-	30,669	-	30,669
Acquisition of St Andrew Goldfields note 4(b)	44,007	-	44,007	50,245	94,252
Acquisition of Newmarket Gold note 4(a)	352,359	95,076	447,435	102,140	549,575
Change in environmental closure assets (estimate and discount rate)	10,366	44	10,410	-	10,410
Disposals	(130)	-	(130)	(9,523)	(9,653)
Foreign currency translation	(1,010)	(1,032)	(2,042)	3,403	1,361
Cost at December 31, 2016	$692,430	$135,834	$828,264	$298,925	$1,127,189
Accumulated depreciation and depletion
At January 1, 2016	$58,054	$-	$58,054	$41,866	$99,920
Depreciation	-	-	-	20,287	20,287
Depletion	36,079	-	36,079	-	36,079
Disposals	(130)	-	(130)	(7,597)	(7,727)
Foreign currency translation	1,406	-	1,406	1,179	2,585
Accumulated depreciation and depletion at December 31, 2016	$95,410	$-	$95,410	$55,735	$151,145
Carrying value at December 31, 2016	$597,020	$135,834	$732,854	$243,190	$976,044

Plant and Equipment

Plant and equipment at March 31, 2017 includes $2,210 of construction in progress (December 31, 2016 - $3,748). Plant and equipment also includes costs of $46,572 (December 31, 2016 - $47,635) and accumulated depreciation of $11,247 (December 31, 2016 - $10,682) related to capital equipment and vehicles under finance leases.

In the three months ended March 31, 2017, the Company disposed of certain old equipment for cash proceeds of $347 and recognized a loss of $407 (same period in 2016 – loss of $48).

11.	SHARE BASED LIABILITIES

Share based liabilities include the fair value of cash settled share based instruments (deferred share units (“DSUs”) and phantom units)).

Changes in the number of DSUs and phantom units outstanding during the three months ended March 31, 2017 and year ended December 31, 2016 are as follows:

	Three months ended March 31, 2017		Year ended December 31, 2016
		Phantom		Phantom
	DSUs	share units	DSUs	share units
Opening balance	40,356	185,037	-	-
Granted	103,600	-	70,623	-
Assumed with the Newmarket transaction	-	-	-	261,493
Cancelled	-	-	-	(35,625)
Redeemed	-	(30,830)	(30,267)	(40,831)
Balance at period end	143,956	154,207	40,356	185,037

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Changes on the share based liabilities during the three months ended March 31, 2017 and year ended December 31, 2016 are as follows:

	Three months ended March 31, 2017	Year ended December 31, 2016
Opening liability	$436	$-
Assumed with the Newmarket transaction	-	381
Share based payment expense	942	392
Redeemed DSUs and phantom units(cash payments)	(138)	(310)
Foreign currency translation	11	(27)
Share based liability, end of period	$1,251	$436

12.	CONVERTIBLE DEBENTURES

	Three months ended March 31, 2017	Year ended December 31, 2016
Carrying amount, beginning of period	$84,961	$78,807
Repurchase of convertible debentures	-	(466)
Unwinding of discount	1,126	4,189
Foreign currency translation	810	2,431
Carrying amount, end of period	$86,897	$84,961

On July 19, 2012, the Company completed a C$57,500 private placement of convertible unsecured subordinated debentures (“6% debentures”) for net proceeds of C$54,800. The debentures bear interest at 6% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by delivering sufficient common shares to satisfy the interest obligation. The debentures are convertible, at the option of the holders, into 3,833,333 common shares (C$15.00 per share) until the earlier of the last business day immediately preceding their maturity on June 30, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures until their maturity on June 30, 2017, subject to certain conditions, by providing appropriate notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company.

On November 7, 2012, the Company completed a C$69,000 private placement of convertible unsecured subordinated debentures (“7.5% debentures”) for net proceeds of C$65,800. The debentures bear interest at 7.5% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by delivering sufficient common shares to satisfy the interest obligation. The debentures are convertible, at the option of the holders, into 5,036,496 common shares (C$13.70 per share) until the earlier of the last business day immediately preceding their maturity on December 31, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures from December 31, 2015 until their maturity on December 31, 2017, subject to certain conditions, by providing 30 to 60 day notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company.

On April 3, 2015, the Company launched a Normal Course Issuer Bid ("NCIB") on the TSX to purchase up to $5,750 6% convertible unsecured subordinate debentures, and up to $6,900 7.5% convertible unsecured subordinate debentures. Purchases of the 6% Debentures and 7.5% Debentures pursuant to the NCIB were made through the facilities of the TSX during the period from April 3, 2015 to April 2, 2016. The Company paid the market price at the time of acquisition for any securities purchased through the facilities of the TSX. All securities purchased by the Company under the NCIB were cancelled. As at March 31, 2017, the Company repurchased a total of C$663 under 13 the NCIB ($Nil in the period ending March 31, 2017 and C$376 for the three months ending March 31, 2016).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

As at March 31, 2017 and December 31, 2016, the principal outstanding under the debentures is C$118,885 ($89,235). The fair value of the debentures as at March 31, 2017 was C$121,625 (December 31, 2016 - C$122,761), determined based on the market price of the debentures at each period end.

13.	SHAREHOLDERS’ EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at March 31, 2017, the Company had 206,218,611 common shares outstanding.

In 2016, the Company raised gross proceeds of $16,740 (C$22,000) by issuing flow through common shares under two private placements (691,700 flow through common shares at a price of C$10.12 per common share issued in June 2016 and 1,047,340 flow through common shares at a price of C$14.32 per common share issued in December 2017). The net proceeds of $16,679 (C$21,885) were recorded as share capital of $12,794 (C$16,748) and deferred premium liability of $3,885 (C$5,137); the deferred premium is being recognized as other income as the Company incurs Canadian exploration eligible flow through expenditures (“CEE”).

As at March 31, 2017 C$9,471 of CEE was spent in relation to the financings (C$6,484 to December 31, 2016); the Company has until December 31, 2017 to spend the remaining C$12,529 on CEE.

(b)	RESERVES

(i)	Share based compensation plans

The Company has the following outstanding equity based awards:

Share options

Movements in share options during the three months ended March 31, 2017 and 2016 were as follows:

	Three months ended
	March 31, 2017		March 31, 2016
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	7,514,307	$4.60	3,920,800	$5.86
Granted	-	-	30,000	5.31
Assumed on St Andrew acquisition	-	-	1,566,876	6.86
Exercised	(1,804,842)	3.59	(1,196,035)	3.43
Expired	(50,000)	17.82	-	-
Forfeited	(25,000)	4.75	(7,000)	6.83
Options outstanding, end of period	5,634,465	$4.81	4,314,641	$6.88
Options exerciseable, end of period	5,362,377	$4.84	2,514,754	$6.95

The weighted average share price at the date of exercise for stock options exercised during the three months ended March 31, 2017 was C$9.81 (C$8.37 for the three months ended March 31, 2016).

The fair value of share options granted is estimated at the time of grant using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company and the mining industry.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

There were no options granted in the three months ended March 31, 2017. The fair value of options granted in the three months ended March 31, 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended March 31,	2016
Weighted average exercise price per share	C$5.31
Risk-free interest rate	0.45%
Expected volatility	67%
Expected life	3.91 years
Expected dividend yield	0%
Expected forfeiture rate	5.45%
Weighted average per share grant date fair value	C$2.43

Share Options Exercised

The following table outlines share options exercised during the three months ended March 31, 2017 and 2016:

	Number of options		Weighted average closing share
Grant price	exercised	Exercise dates	price at exercise date (C$)
$1.11 - $ 2.50	66,997	February 6, 2017 - February 17, 2017	$10.64
$2.51 - $ 4.00	1,356,658	January 12, 2017 - March 30, 2017	9.41
$4.01 - $ 5.00	315,439	February 28, 2017 - March 3, 2017	9.34
$5.01 - $ 6.00	54,501	January 26, 2017 - February 13, 2017	9.69
$6.01 - $ 7.81	11,247	February 3, 2017 - March 10, 2017	9.53
	1,804,842		$9.87

	Number of options		Weighted average closing share
Grant price	exercised	Exercise dates	price at exercise date (C$)
$2.86 - $4.00	959,462	March 1, 2016 - March 31, 2016	$8.72
$4.01 - $5.00	130,218	March 16, 2016 - March 30, 2016	9.23
$5.01 - $6.83	106,355	March 11, 2016 - March 30, 2016	8.92
	1,196,035		$8.79

Other equity based instruments

Pursuant to the terms of the Company’s incentive plan, the Company may grant restricted shares or restricted share units (“RSUs”) as well as performance share units (“PSUs”) to eligible participants. The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date.

Movements in the number of the other equity based instruments for the three months ended March 31, 2017 (none issued in the three months ended March 31, 2016) is as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

	Three months ended March 31, 2017
	PSUs	RSUs
Balance at beginning of period	1,707,571	108,589
Granted	258,658	258,658
Cancelled	(12,438)	(12,438)
Redeemed	(1,383,151)	(3,569)
Balance end of period	570,640	351,240

(ii)	Share based payment expense

The cost of share based payments allocated to production costs is $243 (share based compensation granted to employees involved in the commercial operations at the mines and mills) and to general and administrative costs is $1,158 (share based compensation granted to directors and corporate employees) totaling $1,401 for the quarter ended March 31, 2017 (quarter ended March 31, 2016 - $50 and $199, respectively).

Three months ended March 31,	2017	2016
RSU and PSU share based payment expense	$514	$0
RSU and PSU cash payments	50	-
Stock options share based payment expense	33	250
Equity based instruments share based payment expense	$597	$250
Cash settled instruments share based payment expense note 11	$804	$0
Total share based payment expense	$1,401	$250

(iii)	Basic and diluted income per share

Basic and diluted income per share for the three months ended March 31, 2017 and 2016 is calculated as shown in the table below. The diluted income per share for the three months ended March 31, 2017 and 2016 includes the impact of certain outstanding options, performance share units and restricted share units; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive.

Three months ended March 31,	2017	2016
Net earnings	$13,133	$9,115
Weighted average basic number of common shares outstanding (in '000s)	204,468	105,281
Basic earnings per share	$0.06	$0.09
Weighted average diluted number of common shares outstanding (in '000s)	207,591	108,751
Diluted earnings per share	$0.06	$0.08

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Weighted average diluted number of common shares for three months ended March 31, 2017 and 2016 is calculated as follows:

Three months ended March 31,	2017	2016
Weighted average basic number of common shares outstanding (in '000s)	204,468	105,281
In the money shares - share options (in '000s)	2,789	3,470
In the money shares - RSUs and PSUs (in '000s)	334	-
Weighted average diluted number of common shares outstanding	207,591	108,751

14.	SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31, 2017, the Company’s cash and cash equivalents balance of $279,715 (December 31, 2016 – $234,898) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

Three months ended March 31,	2017	2016
Change in non-cash working capital
Decrease (increase) in accounts receivable	$2,410	(6,666)
Decrease (increase) in inventories	7,485	(8,687)
Decrease (increase) in prepaid expenses	1,762	(1)
Interest paid	(375)	(173)
Income taxes paid	(48)	(61)
Increase (decrease) in accounts payable and accrued liabilities	(6,962)	17,799
	$4,272	$2,211
Investing and Financing non-cash transactions
Property, plant and equipment acquired financed through finance leases	$1,562	1,275

15.	OPERATING SEGMENTS

As a result of the acquisitions of Newmarket and St Andrew, the Company now operates multiple gold mines in Canada and Australia (two geographical segments), including the Macassa Mine and Holt Complex in Northern

Ontario, Canada, and the Fosterville, Cosmo and Stawell gold mines in Australia. The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment.

The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

As at and for the three months ended March 31, 2017
							Total
			Total				Australian
	Macassa	Holt	Canadian		Northern		Operation
	Mine	Complex	Operations	Fosterville	Territory	Stawell	s	Corporate	Total
Revenue	$64,053	$35,554	$99,607	$56,272	$12,649	$-	$68,921	$-	$168,528
Production costs	(26,921)	(18,698)	(45,619)	(18,912)	(15,835)	-	(34,747)	-	(80,366)
Share based payment expense	(95)	(10)	(105)	(138)	-	-	(138)	-	(243)
Royalty expense	(1,292)	(2,295)	(3,587)	(1,080)	-	-	(1,080)	-	(4,667)
Depletion and depreciation	(10,700)	(5,858)	(16,558)	(16,630)	(2,269)	-	(18,899)	(2)	(35,459)
Earnings (loss) from mine operations	25,045	8,693	33,738	19,512	(5,455)	-	14,057	(2)	47,793
Expenses
General and administrative	-	-	-	-	(36)	-	(36)	(5,529)	(5,565)
Transaction costs	-	-	-	-	-	-	-	(378)	(378)
Exploration and evaluation	(2,378)	(1,569)	(3,947)	(3,731)	(1,046)	(577)	(5,354)	-	(9,301)
Care and maintenance	-	(1,694)	(1,694)	-	(707)	(2,674)	(3,381)	-	(5,075)
Earnings (loss) from operations	22,667	5,430	28,097	15,781	(7,244)	(3,251)	5,286	(5,909)	27,474
Other (loss) income	111	(89)	22	57	36	86	179	9	210
Finance items
Finance income	194	99	293	-	-	-	-	279	572
Finance costs	(2,919)	(137)	(3,056)	(82)	(130)	(31)	(243)	-	(3,299)
Net earnings (loss) before taxes	20,053	5,303	25,356	15,756	(7,338)	(3,196)	5,222	(5,621)	24,957
Current income tax expense	(582)	(2,055)	(2,637)	(4,201)	-	961	(3,240)	232	(5,645)
Deferred tax recovery (expense)	(1,421)	(4,129)	(5,550)	(714)	-	-	(714)	85	(6,179)
Net earnings (loss)	$18,050	(881)	$17,169	$10,841	($7,338)	($2,235)	$1,268	(5,304)	$13,133
Expenditures on:
Mining interest	$7,371	$4,929	$12,300	$7,511	$3,550	$79	$11,140	$-	$23,440
Property, plant and equipment	3,738	1,220	4,958	2,249	793	-	3,042	-	8,000
Total capital expenditures	$11,109	$6,149	$17,258	$9,760	$4,343	$79	$14,182	$-	$31,440
Total assets	$581,588	$76,492	$658,080	$11,640	$72,715	$10,497	$94,852	$614,099	$1,367,031
Total liabilities	$183,251	$41,581	$224,832	$35,459	$29,657	$6,456	$71,572	$113,417	$409,821

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

As at and for the three months ended March 31, 2016
			Total Canadian
	Macassa Mine	Holt Complex	Operations	Corporate	Total
Revenue	$45,920	$34,006	$79,926	$-	$79,926
Operating costs	(21,095)	(21,570)	(42,665)	-	(42,665)
Share based payment expense	(50)	-	(50)	-	(50)
Royalty expense	(1,254)	(1,900)	(3,154)	-	(3,154)
Depletion and depreciation	(6,766)	(3,941)	(10,707)	-	(10,707)
Earnings (loss) from mine operations	16,755	6,595	23,350	-	23,350
Expenses
General and administrative	-	-	-	(1,578)	(1,578)
Transaction costs	-	-	-	(1,511)	(1,511)
Exploration and evaluation	(1,369)	(510)	(1,879)	-	(1,879)
Care and maintenance	-	(20)	(20)	-	(20)
Earnings (loss) from operations	15,386	6,064	21,451	(3,089)	18,362
Other (loss) income	(1,303)	-	(1,303)	-	(1,303)
Finance items
Finance income	131	20	151	-	151
Finance costs	(2,394)	(317)	(2,711)	-	(2,711)
Net earnings (loss) before taxes	11,820	5,767	17,588	(3,089)	14,500
Current income tax expense	(532)	(362)	(894)	-	(894)
Deferred tax recovery (expense)	(2,995)	(1,495)	(4,490)	-	(4,490)
Net earnings (loss)	$8,293	$3,910	$12,203	($3,089)	9,115
Expenditures on:
Mining interest	$8,409	$3,768	$12,177	$0	$12,177
Property, plant and equipment	590	582	1,172	-	1,172
Total capital expenditures	$8,999	$4,350	$13,349	$-	$13,349
Total assets	$382,795	$166,977	$549,772	$-	$549,772
Total liabilities	$138,142	$32,991	$171,133	$-	$171,133

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

16.	FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at March 31, 2017 and December 31, 2016 are as follows:

As at,	March 31, 2017	December 31, 2016
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$279,715	$234,898
Restricted cash	21,129	20,042
	$300,844	$254,940

Loans and receivables, measured at amortized cost
Trade and other receivable	$1,777	$1,716
Available for sale, measured at fair value through Other Comprehensive Income
Investment in public and private companies	$6,009	$5,885

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$69,802	$72,076
Convertible unsecured debentures	$86,897	$84,961

Fair values of financial instruments

The fair values of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities, approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at,	March 31, 2017	December 31, 2016
Level 1
Cash and cash equivalents	$279,715	$234,898
Restricted cash	$21,129	$20,042
Available for sale investments - publicly traded	$1,769	$1,686

Level 3
Available for sale investments - privately held	$4,240	$4,199

The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1, Level 2, and Level 3 input financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

17.	SUBSEQUENT EVENTS

On April 24, 2017, the Company announced the purchase of 10,357,143 units of Metanor Resources Inc. (“Metanor”), a Company listed on the Toronto Venture Exchange, at a price of C$0.70 per unit through a private placement offering. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the Company to acquire one share of Metanor at a price of C$0.90 until April 21, 2019.

These securities will be recorded as available for sale investments, as the Company does not have significant influence over Metanor (the Company beneficially owns 13.7% of Metanor based on the number of shares issued and outstanding at the date of acquisition) excluding the impact of out-of-the money warrants.